SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes                      No      X

Overseas Issuance of Floating Rate Notes

1.	Class of bonds:	U.S. dollar-denominated floating rate notes (unregistered, non-guaranteed, and unsecured)
2.	Aggregate face value:	US$200 million
3.	Funding market:	Euro market
4.	Funding method:	Private placement
5.	Objective of fund raising:
i. US$140 million for refinancing of existing debt
ii. US$60 million for CAPEX
6.	Coupon rate:	3M Libor + 0.6%
7.	Maturity date:	October 8, 2007
8.	Interest payment method:	quarterly in arrears
9.	Method of principal payment:	payment on maturity date at 100%
10.	Issuance date:	October 8, 2004
11.	Arranger:	ABN AMRO Bank N.V.
12.	Issuance approval date:	October 5, 2004
13.	Reference
i. The above issuance date and maturity date are not fixed and are subject to change.
ii. The Company has a call option to redeem the principal amount, which is exercisable on any interest payment date that occurs one year and one day after the issuance date.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd. (Registrant)

Date: October 5, 2004	By:	/s/ Ron H. Wirahadiraksa
(Signature)

	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director and Chief Financial Officer

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